July 10, 2025

Rodrigo Barbosa
Chief Executive Officer
Aura Minerals Inc.
c/o Aura Technical Services Inc.
3390 Mary St, Suite 116
Coconut Grove, FL 33133

       Re: Aura Minerals Inc.
           Amendment No. 4 to Registration Statement on Form F-1
           Filed July 7, 2025
           File No. 333-287864
Dear Rodrigo Barbosa:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1
Capitalization, page 67

1. We note the As Further Adjusted columns give effect to the issuance of 1,218,822 common shares on April 15, 2025 for an aggregate amount of $22.8 million. We also note disclosure in your footnotes on page F-14 and on page II-1 that this issuance was for "partial repayment of certain indebtedness incurred in connection with our acquisition of Bluestone." Based on this disclosure, please tell us your consideration of reducing the Loans and debentures lines for the amount of repaid debt.
 July 10, 2025
Page 2
Dilution, page 68

2. Please tell us how you computed historical and pro forma as adjusted net tangible book value and the associated per share amounts as of March 31, 2025. Reconcile the amounts used in your calculation to the historical balance sheet as of March 31, 2025.
       As part of your response, tell us how you adjusted for the partial debt repayment from the issuance of shares on April 15, 2025.

        Please contact Jennifer O'Brien at 202-551-3721 or Shannon Buskirk at 202-551-
3717 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding engineering comments. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at
202-551-3763 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Manuel Garciadiaz